Exhibit 99.1

NASDAQ: MDGS Corporate Presentation H ϭ 2022

Forward Looking Statements This presentation may contain statements about Medigus Ltd . and its subsidiaries (the “ Company ” ) that are “ Forward - Looking Statements, ” which are based upon the current estimates, assumptions and expectations of the Company ’ s management and its knowledge of the relevant market, including but not limited to statements regarding anticipated development and commercialization activities and market opportunities . The Company has tried, where possible, to identify such information and statements by using words such as “ anticipate, ” “ believe, ” “ envision, ” “ estimate, ” “ expect, ” “ intend, ” “ may, ” “ plan, ” “ predict, ” “ project, ” “ target, ” “ potential, ” “ will, ” “ would, ” “ could, ” “ should, ” “ continue, ” “ contemplate ” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward - looking statements contain these identifying words . These forward - looking statements represent the Company ’ s expectations or beliefs concerning future events, and it is possible that the events described in this presentation will not be achieved, due to, inter alia, the spread of COVID - 19 as well as the restriction deriving therefrom . By their nature, Forward - Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Company ’ s activity to differ significantly from the content and implications of such statements . Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission . Forward - Looking Statements are pertinent only as of the date on which they are made, and the Company undertakes no obligation to update or revise any Forward - Looking Statements, whether as a result of new information, future developments or otherwise . Neither the Company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Company securities . Nothing in this presentation should be deemed to be medical or other advice of any kind .

Investment Highlights NASDAQ: MDGS Medigus Ltd. is a technology - based company engaged in advancing innovative solutions for large - scale market applications. Our C ompany is focused on capturing early stage companies or technology opportunities and turning them in multi million dollar value assets in minimum time and resources.

Our Strengths Designed for maximum flexibility, allowing the Company to develop, commercialize, and support a broad array of new technologies with high growth potential. Focused Strategy on High - End Technology Our Company is focused on partnering and cooperating with start - up / early stage companies from broad array of technologies. Highly Experienced Management Management and BOD with deep and extensive experience in structuring deals. Highly innovative technologies along side growing revenue stream Fast and Agile

The Medigus Magic Step 1 partnering with early stage, high - end technology companies (usually from our local Israeli start - up hub) Step 2 Leveraging our management extensive expertise and networking. Expose it to new markets, experts and end users Step 3 Breeding a conceptual technology into a real, existing company. Company is trading in multi million valuation, brining value to its shareholders and Medigus ’ We ’ ve done it many times before with various technologies. We will continue doing it further. This is what makes us unique We are Medigus.

Online and Software Technologies The Main Market Segments We Invest In 27.02% , TAM: $16B Medigus % of holding as of O ctober , 2022 Devices and Consumer Products 100%, TAM: $827M 19.9%, TAM: $ 108 B Rev: $ ϲ͘ϱ M, 35.27% , TAM: $ 356 B Rev: $ 4 ϱ M, 42.25%, TAM: $ 345 B TAM: $ 10.7 B Rev: $ 1. Ϯ M, 46.21% , TAM: $ 15.7 B 37.03% , TAM: $ 19.5 B 40.35%

Business Highlights ▪ Gix reported H 1 2022 revenues increase of 166 % year - over - year to approximately $ 43 . 4 million in the first half of 2022 ▪ Jeffs ’ Brands completed a $ 15 . 5 million IPO ▪ Medigus filed a motion with the Tel Aviv District Court Economic Department for approval of dividend distribution of up to of $ 1 . 6 million ▪ Parazero filed for an IPO

H 1 2022 Financ ial Highlights An Increase of o ver 1,300 % compared to H 1 2021 $ 34.95 M $ 6.19 M ~ $ 22.1 M $ 53.19 M Record Revenue Shareholders ’ Equity Gross profit Cash & Cash Equivalents

Cap Table (ADS basis) A s of Oct. ϮϬϮϮ Shareholders Share capital on as diluted basis Fully diluted Ownership Public Ϯϰ͕ϱϵϭ͕ϰϳϬ ϴϮ͘ϵϱй Warrants ϯ͕ϯϴϬ͕ϯϵϬ ϭϭ͘ϰϬй ESOP - Management ϭ͕ϮϭϮ͕ϱϬϬ ϰ͘Ϭϵй ESOP - Employees and Consultants ϰϲϭ͕ϯϱϬ ϭ͘ϱϲй Total Ϯϵ͕ϲϰϱ͕ϳϭϬ ϭϬϬй

Q&A

How We Do It?

MEDIGUS

ScoutCam Case Study

- Scoutcam's IP was fully owned by Medigus
- In December 2019 - Medigus completed a deal to merge Scoutcam to a listed company on the OTC market - becoming a public company
- With the help of Medigus, Scoutcam raised $3.3 million along with the OTC listing
- In February 2021, Leading Life Science and Pharmaceutical Entrepreneur Mori Arkin invested $2 million in ScoutCam and joined its Board of Directors
- In March 2021 Medigus facilitated a private placement of $20 million from institutional investors for ScoutCam
- ScoutCam's current valuation ~$39 million, Medigus holds 27.02% (OTCQB:SCTC)

Scoutcam
Visualizing, Analyzing, Predicting

Jeffs' Brands Case Study

- Revenues of $2.4 million in 2020*
- On January 4, 2021, $1.4 million were invested by Medigus
- Incorporated under the name Jeffs' Brands in March 2021
- Owns a portfolio of products sold under 6 brands globally on Amazon
- Revenues for the year 2021, amounted to $6.5 million
- Completed a $15.5 million raise in an Initial Public Offering on Nasdaq (JFBR) in August 2022

JEFFS BRANDS

*of Smart Repair Pro, Purex, fully own subsidiaries of Jeffs' as of March 2021

Online and Software Technologies Medigus % of holding as of May 1 ϭ th , 2022 Rev: $ ϲ͘ϱ M, 35.27% , TAM: $ 356 B Rev: $ 4 ϱ M, 42.25%, TAM: $ 345 B TAM: $ 10.7 B Rev: $ 1. Ϯ M, 46.21% , TAM: $ 15.7 B Performance - Based - Marketing Data - Driven E - commerce Online Event Platform NFT - based Social Network Owned by Safee

TASE: GIX.TA

MEDIGUS

Performance Based-Marketing

- Gix Group (TASE:GIX) is a leader in MarTech (Marketing Technology) solutions, mainly for online performance-based-marketing, that maximizes exposure, increases impact and drives profits from target audiences, operate through its subsidiary Linkury
- Gix Internet's subsidiary, Gix Media completed the acquisition of 70% of Cortex Group, an innovative media-tech company that has developed expertise in turning original content into a profit center through user traffic acquisition


93%
65%

Facts & Figures

42.25%	~$43.4	~$10.36M
Medigus' holdings as of September 2022	Revenues in H1 2022	Shareholders' equity as of June 30, 2022

Updated Structure ▪ In March 2021 , Gix Internet ’ s BOD established a committee to identify new opportunities and activities to merge with Gix . If a new activity is found and leads to a binding agreement and a merger, Gix Internet will examine the possibility of taking Gix Media public and/or distributing its shares as a dividend to Gix Internet ’ s shareholders ▪ The merger with Viewbix completed in September 2022

e Commerce

Amazon Marketplace Market Gap and Opportunity E - Commerce market had a break out year in 2020 , inter alia, due to the Covid - 19 pandemic accelerating on - line shopping and spending, resulting in increased revenues on a global level Amazon is the largest retailer now in the US, suppressing Wallmart. *Source: 2020 ecommerce statistics ** Source: 10 Amazon Statistics You Need to Know in 2020 $ 4.5 trillion projected e - commerce market value (2020)* Amazon owns ** 45% of U.S. e - commerce Market active stores (2019)* 3 MM 2 B buyers (2019)* 150.6 MM mobile users (Sep 2019 )** 2.5 MM sellers** 4000 items sold per minute**

Jeffs ’ Brands: 35.27 % Medigus' holdings 6 Brands $ 6.5 M Revenues in 2021 Data - Driven E - commerce Jeffs ’ Brands Ltd . , and its subsidiaries Smart Repair Pro, Purex and Top Rank, is a fast - growing consumer products goods (CPG) company, operating primarily on Amazon . com Jeffs ’ Brands leverage s proprietary artificial intelligence (AI) and machine learning to analyze sales data and patterns within the multi - billion - dollar Amazon marketplace to identify stores, niches and products with demonstrated growth potential to maximize sales within their Fulfillment By Amazon (FBA) shops To date, Jeff ’ s ’ Brands has received Amazon's approval for sale of its brands in the United States, the United Kingdom, Germany, France, Spain and Italy Facts & Figures

Success Story # 1 Knife Sharpening Stone May 2018 - May 2019 Date of a cquisition of the brand REVENUE $ 0.5 M ( 12 - months Pre - Acquisition) REVENUE $ 1.1 M ( 12 - months Post - Acquisition) May 2018 May 2019 - May 2020 + 11 New Product Development Inventory Build - Up Word Wide Logistic & Production relations

NFT - based Social Network By Saf f ee

What ’ s the Market Gap / Opportunity? The first digital “ Mona Lisa ” In the physical world, even if many forgeries of the Mona Lisa exist, only the authenticated original retains the true value . The same concept applies for a digital collectible . The copying/duplication of the actual work does not necessarily have a negative impact on the value of the original . If anything, the additional visibility that the copying/duplication brings will go toward increasing its value . People can go on to right - click and save the file, but it won ’ t mean they truly own the item . The Forever Rose - Kevin Abosch, digital art, work sold for $ 1 million in cryptocurrency . of collectibles is digital | TechCrunch 31 . 03 . 2020 The Forever Rose Kevin Abosch , digital art, work sold for $ 1 million in cryptocurrency

Sandmilk ’ s purpose is to simplify the complex process of NFTs and provide a unique solution to creators that want to participate in the future of digital ownership Sandmilk is a NFT - based social network where everyone is free to share and showcase, display and discuss, peruse and purchase original content . Monetization through NFTs supports digital creators and provides the means to own amazing authentic art in the form of original digital content . Sandmilk Social Network

Online Event Platform

Eventer Overview Facts & Figures 46.21 % Medigus' holdings $ ϭ͘ϰ M Revenues for H 1 2022 Over 1 M Tickets sold in H 1 2022 $ 35 M overall turnover from ticket sales H 1 2022 ▪ Eventer has developed a unique event management system that allows its customers to increase sales volume and reduce the resources invested in marketing tools solely intended to increase exposure and sales ▪ Eventer has an exclusive license to use the Screenz.live platform that offers high - quality video conferencing for thousands of participants

Devices and Consumer Products 27.02% , TAM: $ 16 B Medigus % of holding as of May 1 ϭ th , 2022 100%, TAM: $ 827 M 19.9%, TAM: $ 108 B 37.03% , TAM: $ 19.5 B 40.35 % Drone ’ s Safety Systems Wireless Charging System Visualization and AI Platform - Industry 4.0 The Leading Independent Car Importer in Israel Developing Innovative Intranasal Products EV Micro - Mobility Vehicles

Drone ’ s Safety Systems

ParaZero Safety Solutions Enables Global Drone Deliveries at Scale 2 Technology Develo ps and manufactures top, global parachute safety systems for drones 5 Global Regulation Global regulation is allowing commercial drones to fly above people and beyond the line of sight by using our safety system 4 Operational Field - proven, holistic solution integrated into industry leaders in the US, Latin America and Asia 6 Revenues Cumulative Revenues of $ 4.7 M since 2015 3 Intellectual Property Portfolio of various solutions, secured by patent and 2 additional pending patent applications 1 Foundation Founded in 2013 by military veterans and industry professionals

Robotic System for Accessible Charging of EV

What's the Market Gap / Opportunity?

- Number of electric cars sold is expected to grow to 26.9M by year 2030
- The International Energy Agency forecasts that as many as 30 million public chargers would be needed to serve regular passenger vehicles – a number 50 times in excess of today's
- The market currently relies on one solution only- cable charging, the industry is in search for new cutting edge technologies to close the "Energetic Gap"

EVs Units Sold [M]

Source: IEA report, MarketandMarkets, Capgemini Invent, 2019


27
740%
Increase
3.2
2019
2030

Our Solution: Autonomous Charging System Charging Robotics (Medigus ’ wholly owned subsidiary) is out to change the way Electric Vehicles are charged Charging Robotics develops a robotic platform for charging vehicles in a wireless and automatic manner No more plugs, No more cables, No more searching for a parking spot with a charger . At the heart of the technology is a wireless power transfer module that uses resonance coils to transfer energy wirelessly from the robot to the vehicle . 1 st Product – Charger for Handicap Drivers ▪ Market Segment with the biggest NEED ▪ Expensive space ▪ ~ 4 % of US parking spots ▪ Vehicle modifications

EV and Wireless Charging Joint Venture

Revoltz is a joint venture between Medigus, through its wholly owned subsidiary, Charging Robotics Ltd., and Revoltz ’ founder, a privately held company that designs and develops electric micro - mobility vehicles Revoltz ’ focus is developing EVs to meet the demands of commercial users and mission - specific designs, including full workday single charge, heavy - duty and rigid operations, Hop - on - Hop - off modes, off - road travel and a low cost of operation Revoltz ’ Model One - micromobility vehicle for last mile and food delivery: > first of it ’ s kind cargo e - scooter > full day of work in one charge > robust and compact design > perfect last mile delivery > low operational costs EV Micro - Mobility Vehicles

OTCQB: SCTC

Visualization and AI Platform- Industry 4.0

MEDIGUS

Pioneering the use of its visualization and AI platform in Industry4.0 markets such as aviation, energy, mobility and transportation, ScoutCam's camera-as-a-sensor™ technology, accompanied by specialized trained AI models, is being deployed in hard to reach locations and harsh environments

High Resolution
With brilliant image quality

Extremely Lightweight
Down to 0.04g per camera

Waterproof

Wired
Up to 30m

Size
Down to 1mm outer diameter

Close Minimal Focus
Distance down to 2mm

RF Protected

Wireless
Zero latency

Extreme Resistance
- Extreme temperature (-127°C to 100°C)
- Vibrations
- Vacuum
- Radiation

Facts & Figures

27.02%
Medigus' holdings as of May 11, 2022

2019
Scoutcam was founded operates state-of-the-art production facilities

7/8
ISO cleanrooms

1
Micro accuracy testing capabilities

Developing Innovative Intranasal Products

What ’ s the Market Gap / Opportunity? Nasal Viral Infections include corona virus, Influenza and other common cold infections Allergic Rhinits is caused by airborne pollen, spores and dust Vaccines provides narrow protection against specific targets COVID - 19 pandemic is also a driving force for this market creating a global recognition and need for prevention and not just treatment solutions Global influenza treatment (all types) market will reach $ 1,371 billion by 2030 , growing by 3.8 % annually over 2020 - 2030 Driven by rising incidences of influenza, growing awareness and need for new drugs and treatment across the globe

Protecting Against Biological Threats A development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel - based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue Polyrizon ’ s C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “ biological mask ” with a thin shield containment barrier in the nasal cavity Recent pre - clinical studies by Polyrizon demonstrated the impact of the C&C product line that was capable to provide a barrier against allergens and a variety of different respiratory viruses such as cold, flu and COVID - 19 Prof of concept:

Not Protected Respiratory Viruses Respiratory Viruses C&C Ρ protection Protected by C&C Ρ Viruses reach nasal epithelia Result in viral infection Source: Company ’ s data, , Pic credit: Patrick J. Lynch, medical illustrator; C. Carl Jaffe, MD, cardiologist. https://creativecommons.org/licenses/by/ 2.5 /,via Wikimedia Commons, changes made: viruses were added and “ Gold protection shapes were added Preventative treatment Protection against broad spectrum of biological threats Nasal spray topical administration – no injections Safe and Easy to use

Israel ’ s Leading Independent Car Importer

MEDIGUS

AutoMax

- The Levi family - The Levi family has been operating car dealerships and workshops for three generations, since 1967
- Since its establishment, the Company has sold dozens of thousands of new cars, as well as thousands of used cars, and they maintain a strong database of active customers
- 12 branches in leading locations throughout the country
- A public company on the Tel Aviv Stock Exchange
- Employs ~120 professionals

Revenues
NIS ~226 million

Gross Profit
NIS ~30.8 million

Adjusted Net Profit
NIS ~6.4 million

Equity
NIS ~31.5 million

Adjusted EBITDA
NIS ~14 million

Medigus Ultrasonic Surgical Endostapler

MUSE TM System Comprehensive endoscopic, FDA approved, device that incorporates the latest technological advancements to deliver a more patient - friendly option for Transoral Fundoplication (TF) for the treatment of gastroesophageal reflux disease (GERD) Dozens of patents worldwide $ 3 million Licensing and Sales Agreement with Shanghai Golden Grand - Medical Instruments Ltd . for exclusive license in China, Hong Kong, Taiwan and Macao . Available via out - licensing agreements - working on new partners through similar MUSE Ρ system licensing and sale agreements in additional territories worldwide .

→ Focused Strategy on High - End Technology → Solid financial structure with attractive business model - no debt and more than $ Ϯ 2 million in cash and equivalents on a consolidated basis → High capabilities in identify opportunities → The ability to act fast, structure deals and execute them → Proven success in turning an IP / innovative technologies to valuable assets → In depth involvement at the company's projects, providing them with great resources and vast management experience Why MEDIGUS

Thank you NASDAQ: MDGS www.medigus.com @Medigus 3 www.linkedin.com/company/medigus /